June 13, 2013

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Andrew Mew, Accounting Branch Chief

Re:	Fossil Group, Inc.

Form 10-K for Fiscal Year Ended December 29, 2012

Filed February 27, 2013

File No. 000-19848

Dear Ladies and Gentlemen:

On behalf of Fossil Group, Inc. (formerly Fossil, Inc.) (the “Company”), reference is made to the letter dated June 3, 2013 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of the Company for the fiscal year ended December 29, 2012, filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2013 (the “Form 10-K”). We have reviewed the Comment Letter with the Company and the Company’s auditors and the following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s responses thereto set forth immediately under such comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 50

1.	We note you aggregate your ecommerce sales, catalog activities and Company owned retail stores into one segment. Please provide a breakout of sales related to each of these activities for each of the periods presented as part of your response. Given the growth in the e-commerce business within the retail industry in recent years along with the fact that you reduced the number of your global catalog circulation in 2011 and again in 2012, please also tell us what consideration you gave to providing this breakout detail within your results of operations where necessary for investors to ascertain the likelihood that past performance is indicative of future performance. We refer you to the guidance outlined in SEC Release Number 33-8350.

Response:

The Company’s “Direct to consumer” segment includes the results of Company-owned retail stores as well as the Company’s catalogs and e-commerce activities. The Company’s catalogs are used as marketing and promotional pieces and direct customers to retail stores and e-commerce sites for purchases, as opposed to providing a mechanism for ordering through the catalog itself. As a result, the Company does not have separately identifiable catalog sales. The following table identifies the Company’s net sales by Company-owned retail stores and e-commerce activities for fiscal years 2012, 2011 and 2010 (in millions):

	2012	2011	2010
Company-Owned Retail Stores	$663.2	$557.7	$439.0
E-commerce Sites	$52.3	$49.7	$44.3

Total	$715.5	$607.4	$483.3

In MD&A in the Form 10-K, the Company presents the material drivers of changes in Direct to consumer sales from period to period in accordance with the requirements of Item 303 of Regulation S-K. See, for example, the discussion on page 52 of the Form 10-K under the heading “Direct to Consumer Net Sales” where the Company discloses that the change in Direct to consumer net sales in 2012 as compared to 2011 was primarily driven by comparable store sales increases and square footage growth and to a lesser extent an increase in e-commerce sales. The Company does not believe that e-commerce sales represent a material amount of its total net sales or Direct to consumer net sales.

Liquidity and Capital Resources, page 58

2.	We note that a significant majority of your cash and cash equivalents for each period provided was held in banks outside the U.S. Please tell us what consideration you gave to providing liquidity disclosures that discuss the potential tax impact associated with the repatriation of this cash. In this regard, we note your liquidity discussion on page 61 where you disclose undistributed earnings of your foreign operations are considered to be indefinitely reinvested and that you believe you have sufficient sources of liquidity to fund your working capital needs, common stock repurchases and planned capital expenditures for the next twelve months. Given a substantial portion of your cash balances at January 1, 2013 were held outside of the U.S., it appears those amounts may contribute disproportionately to your overall liquidity position. Further, please tell us your consideration for providing an enhanced liquidity discussion illustrating that some cash and investments are not presently available to fund domestic operations without paying a significant amount of taxes upon their repatriation or explain to us why you believe such a discussion would not be meaningful to investors.

Response:

The Company’s foreign cash balance at the end of fiscal year 2012 was $152.8 million, of which $145.8 million was held by Fossil East Limited, a Hong Kong corporation (“Fossil East”). The Company does not currently intend to permanently reinvest offshore $230.0 million of Fossil East’s earnings and profits, so the $145.8 million is available for repatriation. In addition, the Company has already accrued U.S. income taxes under ASC 740-10-25-3 (formerly APB Opinion 23) on a potential $230.0 million dividend from Fossil East.

The Company believes that it has adequately disclosed the future tax liability associated with the earnings of foreign subsidiaries that are not permanently reinvested offshore. For example, in “Note 13. Taxes” on page 91 of the Form 10-K (the “Tax Footnote”), the Company itemizes the components of its deferred tax accounts, including a $51.6 million deferred tax liability related to “Undistributed earnings of certain foreign subsidiaries”. Because (i) 95% of the Company’s offshore cash was held by Fossil East, (ii) deferred taxes have been accrued on Fossil East’s earnings and (iii) the deferred tax liability is disclosed in the Tax Footnote, the Company believes that investors are adequately informed about the amount of taxes that would be paid upon repatriation and that the amount has been properly accrued as a future tax liability.

With regard to liquidity, at the end of fiscal 2012, the Company had $165.0 million of previously taxed income of foreign subsidiaries that has already been taxed in the United States under Subpart F rules. As a result, these amounts are available for repatriation at no additional tax cost to the Company, and the Company expects to repatriate approximately $40.0 million of this previously taxed income during the first half of fiscal 2013. In addition, the impact of current fiscal year Subpart F inclusions on the Company’s effective tax rate is disclosed in the Tax Footnote in the tax rate reconciliation under the line item “U.S. tax on foreign income”.

As a result, the Company believes that it has sufficient sources of liquidity to fund its working capital needs, common stock repurchases and capital expenditures for the next several years at no additional tax expense. At 2012 fiscal year end, these sources of liquidity consisted of:

•	$80-100 million per year of cash from U.S. operations

•	$285 million from the Company’s revolving credit facility

•	$165 million of previously taxed income; and

•	$230 million from Fossil East earnings not permanently reinvested

Item 8. Consolidated Financial Statements and Supplementary Data, page 65

Note 13. Income Taxes, page 91

3.	We note your effective income tax rate has benefited due to the foreign rate differential. Please explain whether earnings are being generated in jurisdictions with very low rates. If so, describe the rates and the pre-tax income for the most significant jurisdictions.

Response:

The Company does business globally in several countries with effective tax rates or tax holidays that tax earnings at rates that are lower than the U.S. federal tax rate. In some instances, the impact of the lower tax rate is negated by the fact that the income is taxed in the U.S. under the Subpart F rules. This impact has been disclosed in the tax rate reconciliation in the Tax Footnote. The following is a schedule showing the foreign pre-tax income by country along with the tax rate applicable to these earnings. Countries with less than $5 million of pre-tax income have been combined in “Other” (in millions):

Country	Pre-Tax Income	Tax Rate
Canada	$7.6	26.5%
Denmark	$7.4	25.0%
Germany	$23.5	29.0%
Gibraltar	$19.5	0.0%
Hong Kong	$126.0	16.5%
Japan	$14.6	39.4%
Korea	$13.2	22.0%
Malaysia	$6.2	25.0%
Mexico	$7.2	30.0%
Switzerland *	$52.2	7.0%

Switzerland *	$7.2	12.0%
Switzerland *	$(1.7)	23.0%
United Kingdom	$7.1	24.5%
Other	$8.2	Various

Total	$298.2

*	The Company has multiple legal entities in Switzerland subject to different cantonal tax rates.

4.	We note you have disclosed that it is not practicable to determine the tax amounts that would be payable if the $557 million in undistributed foreign earnings were distributed to the U.S. parent. Please explain why it is impracticable to determine the tax amounts in-light-of the fact that you have determined and recorded a deferred tax liability for the $395 million in undistributed foreign earnings not considered indefinitely reinvested.

Response:

ASC 740-10-25-3 allows an exception to the general rule that a U.S multinational company must accrue U.S. taxes on foreign earnings of its controlled non-U.S. subsidiaries. This exception provides that a U.S. multinational company may assert that its foreign earnings are indefinitely invested abroad so that, in effect, there will be no U.S. tax liability. The company must also disclose in the footnotes of its financial statements the amount of its undistributed foreign earnings and a reasonable estimate of the deferred tax liability. In the alternative, the company can indicate that it is “not practicable” to determine the amount of the unrecognized deferred tax liability.

At fiscal year end 2012, the Company’s $395.0 million in undistributed foreign earnings not considered indefinitely reinvested consisted of (i) $165.0 million of previously taxed income from three foreign corporations and (ii) $230.0 million of Fossil East earnings. As discussed in response to comment number 2, the Company has accrued taxes on these amounts net of applicable foreign tax credits. The Company is readily able to calculate the residual U.S. tax liability of the three corporations with Subpart F inclusions as well as the residual U.S. tax liability of Fossil East because it is a first tier subsidiary of the Company.

However, the Company has not calculated the hypothetical U.S. taxes on the remaining $557 million of undistributed earnings that are considered indefinitely reinvested outside the U.S. because to do so would involve significant complexity and cost. First, because the residual shareholder tax would not be paid until some undetermined time in the future, the calculation of the tax would require significant estimates and assumptions, many of which would likely prove to be incorrect. Second, such a calculation would involve the rules of numerous tax jurisdictions and would require a multi-tier computation because the entities in question are not first tier subsidiaries of the Company. Even at the ultimate shareholder level, in order to arrive at the amount of available foreign tax credit, U.S. tax rules would apply complex statutory limitations to foreign source income. Third, the calculation of this deferred tax would require significant new information systems and hundreds of hours of work each quarter to gather the data for each legal entity, perform shareholder tax calculations and calculate the impact of a multitude of planning scenarios. Fourth, the following situations applicable to the Company would create additional challenges and complexity:

•	The Company has 54 foreign subsidiaries in multiple tiers of ownership.

•	Some of these entities are profitable, while others are unprofitable.

•	Joint venture partners in various entities affect payment of dividends.

•	Countries where the Company operates have widely different tax and legal rules regarding payment and timing of distributions and such rules change frequently.

•	Many of the countries where the Company operates allow some form of tax consolidation, which affects the availability and amount of tax net of foreign tax credit at the shareholder level.

•	The U.S. foreign tax credit is subject to a limitation calculation that relies on varying assumptions on a hypothetical distribution requiring assumptions to be made about the operations of the business for at least a decade into the future.

Further, the resulting disclosure would require extensive audit resources to review, further increasing the cost and potentially delaying the issuance of the Company’s financial statements. Finally, because the Company has no current intention to pay taxes on the remaining $557 million of undistributed earnings that are considered indefinitely reinvested outside the U.S., the Company believes that disclosure of the theoretical tax amount would be of no value to the Company or its stockholders.

* * * * *

If you have any further comments or questions, please contact the undersigned at (214) 969-2891.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries, Esq.

cc:	Kosta N. Kartsotis, Fossil Group, Inc.

Randy Hyne, Fossil Group, Inc.

Exhibit A

June 13, 2013

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Andrew Mew, Accounting Branch Chief

Re:	Fossil Group, Inc.

Form 10-K for Fiscal Year Ended December 29, 2012

Filed February 27, 2013

File No. 000-19848

Fossil Group, Inc. (the “Company”) hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kosta N. Kartsotis

Kosta N. Kartsotis

Chief Executive Officer